Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 19, 2009

BARCLAYS

JEM

Barclays GEMS Index™ ETN

Global Emerging Markets Strategy: Diversified Money Market Indices

Barclays GEMS Index™ ETN (JEM)

Bloomberg Ticker	JEM
IIV Ticker	JEM.IV
Primary Exchange	NYSE Arca
CUSIP	06739H453
Yearly Fees	0.89% [1]
Inception Date	February 1, 2008
Maturity Date	February 4, 2038
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) Index™
Coupon	Monthly

Issuer Details

Barclays Bank PLC long-term, unsecured obligations*	
S&P Rating	AA-
Moody's Rating	Aa3

*The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs.

Barclays Capital GEMS Index Implied Yield

EEMEA	
Hungarian Forint	8.48%
Polish Zloty	3.16%
Russian Ruble	9.14%
Turkish Lira	9.03%
South African Rand	7.17%
LatAm	
Argentine Peso	20.18%
Brazilian Real	8.16%
Chilean Peso	-1.55%
Colombian Peso	5.21%
Mexican Peso	5.74%
Asia	
Indian Rupee	4.54%
Indonesian Rupiah	2.20%
South Korean Won	-4.76%
Philippine Peso	3.81%
Thai Baht	1.63%
Barclays GEMS Index**	**5.70%**

Source: Barclays Capital
Based on the Barclays Capital GEMS Index Total Return spot and forward fixings from the roll date on June 17, 2009
** Calculated as the dollar weighted average of the 1 month implied rates derived from official index data from the roll date on June 17, 2009

Overview

Over the past five years Emerging Markets have become an increasingly important asset class and have generally outperformed most other global indices. The Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ provides investors with the opportunity to participate in this asset class and to potentially benefit from historically high returns and generally low levels of volatility. Barclays GEMS Index™ Exchange Traded Note (ETN) tracks the total return of the Barclays Capital GEMS Index and is designed to pay a monthly coupon representing the implied yield on the index, net of fees.

Barclays Capital GEMS Index

The Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ (the "Barclays Capital GEMS Index") is based on investing in 1-month synthetic money market deposits. The Barclays Capital GEMS Index is a global index that measures the total return of the GEMS strategy applied to 15 diversified Emerging Markets currencies. The global index is formed by adding three regional sub-indices: Eastern Europe, Middle East and Africa ("EEMEA"), Latin America ("LatAm") and Asia. The index is rebalanced annually in July so that each index constituent currency is equally weighted in US dollar terms. The index currency weights are free floating between annual rebalancings.

Index Allocation by Region



Hungary 5.58%
Poland 4.76%
Russia 6.91%
Turkey 6.57%
South Africa 7.67%
Argentina 7.80%
Brazil 6.48%
Chile 6.81%
Colombia 6.74%
Mexico 6.05%
India 6.94%
Indonesia 7.35%
South Korea 5.73%
Philippines 7.17%
Thailand 7.43%
EEMEA
Asia
LatAm

As of June 30, 2009
Source: Barclays Capital

[1] The investor fee is equal to 0.89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

JEM

Barclays Capital GEMS Index Return Attribution

Date	GEMS Index Spot Return	GEMS Index Total Return	Realized Yield*
2001	0.25%	10.96%	10.69%
2002	-7.83%	10.48%	19.87%
2003	9.61%	21.43%	10.78%
2004	7.50%	16.14%	8.04%
2005	-0.90%	6.75%	7.72%
2006	4.63%	13.26%	8.26%
2007	9.25%	18.96%	8.89%
2008	-17.22%	-8.95%	9.99%
2009 YTD	3.50%	8.09%	4.44%

Source: Barclays Capital
As of June 30, 2009
*Yield calculated as the difference of the Barclays Capital GEMS Index Spot Return and the Barclays Capital GEMS Index Total Return as follows:

$$\text{Yield} = \left(\frac{1 + \text{GEMS Index Total Return}}{1 + \text{GEMS Index Spot Return}}\right) - 1$$

Index Returns prior to January 2, 2007 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index.

Barclays GEMS Index Statistics

	1-Year Return %	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized**	Index Correlations to Barclays GEMS Index**
Barclays Capital GEMS Index	-8.51%	7.92%	9.67%	7.98%	1.00
MSCI Emerging Markets USD Index	-26.93%	0.24%	12.46%	24.74%	0.81
S&P 500® Total Return Index	-25.59%	-8.41%	-1.58%	15.52%	0.68
Goldman Sachs Commodity Total Return Index	-54.06%	-15.74%	-4.88%	26.70%	0.37
JPMorgan Government Bond Indices	6.70%	5.73%	5.22%	3.21%	0.02

Source: Barclays Capital, Bloomberg.
As of June 30, 2009.

** Based on Barclays Capital GEMS Index monthly returns since July 31, 2001. Barclays Capital GEMS Index inception date was not until January 2, 2007.
Index Returns prior to January 2, 2007 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index.
Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in the index.

An investment in Barclays GEMS Index™ ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays GEMS Index™ ETNs (the "Securities") are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in Barclays GEMS Index™ ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

An investment in ETNs linked to the performance of the Barclays Capital GEMS Index™ is subject to risks associated with fluctuations, particularly a decline in the value of the index. Because the Barclays Capital GEMS Index is an index of emerging market currencies, there are additional risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets.

"Barclays Capital Global Emerging Markets Strategy (GEMS) Index™" is a trademark of Barclays Bank PLC and has been licensed for use by Barclays Capital in connection with the Securities.

© 2009, Barclays Bank PLC. All rights reserved.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE